SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 13, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso to supply a printing paper machine to Guangzhou Paper in China

SIGNATURES

Date  April 13, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply a printing paper machine to Guangzhou Paper in China

(Helsinki, Finland, April 13, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper and its joint venture company Valmet-Xian Machinery will supply a printing paper machine to Guangzhou Paper Co., Ltd. in the Guangdong province, China. The paper machine will start production during the second quarter of 2006. The value of the order is not disclosed.

The paper machine will have a wire width of 5.3 m, an operating speed of 1,400 m/min and will produce 500 tons of printing papers daily.

Guangzhou Paper operates four newsprint machines with a combined production capacity of 300,000 t/a. It is one of the oldest newsprint makers in China.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Ilkka Tuomenoksa, Vice President, Sales, Paper Business Line, Metso Paper,
tel. +358 40 528 0779, e-mail: ilkka.tuomenoksa@metso.com

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.